SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ) 02.558.118/0001 -65
Company Registry (NIRE) 3130002535-7
(Publicly-held Company)

NOTICE TO SHAREHOLDERS

Share Grouping

As a complement to the information published at a Material Fact and Notice to Shareholders of May 31, 2007 and July 13, 2007, both on the grouping of all the shares issued by the Company, approved at the Extraordinary Shareholders’ Meeting of July 12, 2007, Telemig Celular Participações S.A. (“Company”) hereby informs its shareholders and the market that:

1. the sale of the Company’s shares through bank agreements will be suspended from August 13, 2007 to August 23, 2007 (including);
2. over-the-counter transfer of the Company’s shares and blockage of Share Transfer Orders (OTA) by the depositary institution (Banco ABN AMRO – Real S.A.) to brokers will be suspended from August 14, 2007 to August 23, 2007 (including); and
3. the sale of shares through bank agreements, over-the-counter transfer of the Company’s shares and the blockage of Share Transfer Orders will resume normal operations as of August 24, 2007, with shares already trading grouped.

The Company hereby clarifies that the trading of its shares on stock exchanges will not be interrupted.

Further information about the share grouping operation may be obtained at any branch of Banco ABN AMRO Real S.A.

Belo Horizonte, August 10, 2007.

Oscar Thompson
CEO and Head of Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.